Exhibit 99.1

Brooge Energy Ltd. Announces Receipt of Nasdaq Non-Compliance Letter

NEW YORK, December 30, 2021 - Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, announced today that it has received a letter from The Nasdaq Stock Market dated December 27, 2021 (the “Notice”), following a notification delivered to Nasdaq by the Company, confirming that the Company is not in compliance with Listing Rule 5605 with respect to Nasdaq’s independent director requirement. The non-compliance was triggered due to two directors nominated for re-election failing to be elected to serve on the board of directors at the annual meeting of shareholders of the Company held on December 16, 2021. As a result, Brooge Energy is no longer in compliance with Nasdaq Listing Rule 5605(b)(1), which requires the Company's board of directors to be comprised of a majority of independent directors. Brooge Energy’s board of directors presently has six members, including three independent directors.

The Notice does not impact the Company’s listing on the Nasdaq Capital Market at this time, provided that the Company cures the deficiency under Nasdaq Listing Rule 5605(b)(1) within the time period specified by the applicable rule. Consistent with Nasdaq Listing Rule 5605(b)(1)(A), and as set forth in the Notice, the Company is required to regain compliance as follows: 1) by the earlier of the Company’s next annual shareholders’ meeting or December 16, 2022; or 2) if the next annual shareholders’ meeting is held before June 14, 2022, then to evidence compliance by no later than June 14, 2022.

The Company intends to regain compliance as soon as possible by actively searching for an additional independent member of the board. The Company’s search will focus on individuals within the oil and gas sector with a renewable energy understanding, which new board member is intended to complement the existing expertise in the Company’s board of directors in order to position Brooge Energy for the future growth, including possible expansion into the renewable energy sector.

About Brooge Energy Limited

Brooge Energy conducts all its business and operations through its wholly owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE and Brooge Petroleum and Gas Investment Company Phase III FZE, Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz in the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements, including statements regarding the anticipated timing of the Company regaining compliance with Nasdaq Listing Rule 5605(b), the qualifications of any future board members and statements about the Company’s proposed expansion into the renewable energy sector, that are not historical facts and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by Brooge Energy with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact
KCSA Strategic Communications
Valter Pinto or Kathleen Heaney
+1 212-896-1254
BROG@kcsa.com